[Marlin Midstream Partners, LP Letterhead]

July 11, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom
Lilyanna L. Peyser

Re:	Marlin Midstream Partners, LP
Registration Statement on Form S-1
Commission File No. 333-189645
CIK No. 0001575599

Ladies and Gentlemen:

This letter sets forth the responses of Marlin Midstream Partners, LP (“we” or the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 8, 2013 (the “Comment Letter”), with respect to Amendment No. 1 to the Partnership’s Registration Statement on Form S-1 publicly filed by the Partnership on July 3, 2013, File No. 333-189645 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has filed publicly, via Edgar, Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each such comment is our response.

Exhibit 5.1

1.

Please revise the opinion to clarify, if true, that purchasers of the Common Units will have no obligation to make further payments for their purchase of Common Units or contributions to the Partnership or creditors of the Partnership. Please refer to Section II.B.1.b of Staff Legal Bulletin No. 19 for additional guidance.

Response: The Partnership acknowledges the Staff’s comment and has obtained and filed a revised opinion as requested. Please see Exhibit 5.1 filed with Amendment No. 2.

Exhibit 8.1

2.

Please revise the opinion to include counsel’s consent to the prospectus discussion of the opinion and being named in the registration statement. Please refer to Section IV of Staff Legal Bulletin No. 19 for additional guidance.

Response: The Partnership acknowledges the Staff’s comment and has obtained and filed a revised opinion as requested. Please see Exhibit 8.1 filed with Amendment No. 2.

* * * *

At the Staff’s request, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact the undersigned at (832) 217-1848 if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

MARLIN MIDSTREAM PARTNERS, LP

By: Marlin Midstream GP, LLC, its general partner

By:	/s/ Terry D. Jones
Terry D. Jones
Executive Vice President and General Counsel

Cc:	W. Keith Maxwell III
Amanda Bush
Marlin Midstream Partners, LP

Brett E. Braden
Latham & Watkins LLP

David C. Buck
Andrews Kurth LLP